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[CIRTRAN LETTERHEAD]

VIA EDGAR
AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
ATTN:    Peggy Fisher, Assistant Director
         Thomas A. Jones, Examiner
Mail Stop 6010

Re:      CirTran Corporation
         Preliminary Information Statement
         Filed February 7, 2007
         File No. 0-49654

Dear Ms. Fisher and Mr. Jones:

In connection with the response by CirTran Corporation (the "Company") to the comment letter from Commission (the "Comment Letter") dated February 15, 2007, the Company makes the following acknowledgements:

1. that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2. that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

/s/

Iehab J. Hawatmeh
President
CirTran Corporation




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